Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
...41 1841 / 3041 1821 Fax : 3041 1069


04046186

November 15, 2004

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
Clause 41	November 15, 2004	Limited Review Report

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

SURENDRA PIPARA
JT. COMPANY SECRETARY

11/22

Encl : a/a

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 3041 1841 / 3041 1821 Fax: 3041 1069

November 15, 2004

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Mr. S. Subramanian
DCS-CRD

Dear Sir,

Sub: **Limited Review Report**

Scrip Code: **500325**

Further to our letter dated October 25, 2004, enclosing the Unaudited Financial Results of the Company for the quarter ended 30th September, 2004, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**



Surendra Pipara
Jt. Company Secretary

Encl: as above

cc: The Secretary
The Stock Exchange, Kolkata
National Stock Exchange of India Limited, Mumbai

Registered Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Mumbai - 400 021. India.

To

The Board of Directors

Reliance Industries Limited

Mumbai

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the second quarter and half year ended September 30, 2004. This statement is the responsibility of the company's management and has been approved by the Board of Directors.

A review of the interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an Opinion.

Based on our review conducted as above, nothing has come to our notice that caused us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah

Chartered Accountants




CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Rajesh D. Chaturvedi

Partner

Membership No. 45882

For Rajendra & Co.

Chartered Accountants




RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

A. R. Shah

Partner

Membership No. 47166

Mumbai

October 25, 2004

Meeting of the Board of Directors of the Company held on 25th October 2004

The Secretary
The Stock Exchange, Mumbai



Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF – YEAR ENDED 30th SEPTEMBER 2004

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year Ended 31st March
		2004	2003	2004	2003	2004 (Audited)
1.	Gross Turnover (Turnover and Inter Divisional Transfers)	22,917	18,036	43,680	35,202	74,418
	Less: Inter Divisional Transfers	5,053	4,234	10,070	7,891	18,171
	Turnover	17,864	13,802	33,610	27,311	56,247
	Less: Excise Duty Recovered on Sales	1,700	1,109	3,166	2,117	4,445
	Net Turnover	**16,164**	**12,693**	**30,444**	**25,194**	**51,802**
2.	Other Income	296	251	643	438	1,138
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	706	21	(88)	379	605
	(b) Consumption of raw materials	10,657	8,637	21,161	17,098	34,722
	(c) Staff cost	185	161	363	322	666
	(d) Other expenditure	1,446	1,531	3,033	2,764	5,825
4.	Interest	434	232	902	581	1,435
5.	Depreciation	914	778	1,830	1,478	3,247
6.	**Profit before extra-ordinary items**	**2,118**	**1,584**	**3,886**	**3,010**	**6,440**
7.	Extra-ordinary Income/ (Expenditure)	-	(31)		(107)	(139)
8.	**Profit before tax**	**2,118**	**1,553**	**3,886**	**2,903**	**6,301**
9.	Provision for Current Tax	166	90	297	166	351
10.	Provision for Deferred Tax	200	200	400	370	790
11.	**Net Profit**	**1,752**	**1,263**	**3,189**	**2,367**	**5,160**
12.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,396	1,396	1,396	1,396	1,396
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					30,323
14.	**Earnings per share (of Rs. 10)**					
	Basic	12.5	9.0	22.8	17.0	36.79
	Diluted	12.5	9.0	22.8	17.0	36.79
15.	**Aggregate of non-promoter shareholding**					
	- Number if Shares (in crores)			74.47	74.47	74.47
	- Percentage of Shareholding(%)			53.33	53.33	53.33


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS


RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 30 crores (US$ 7 million) for the half-year ended 30th September 2004 and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the period.

3. During the quarter ended 30th September 2004, Reliance Communications (Canada) Inc. and Reliance Netway Inc. became subsidiaries of Reliance Communications Inc., and Reliance Communications (Hongkong) Limited became a subsidiary of Reliance Infocom BV.

   Subsequent to the quarter ended 30th September 2004, Reliance Infocom BV, Reliance Infocom Inc., Reliance Communications (UK) Limited, Reliance Communications (Hongkong) Limited, Reliance Communications Inc., Reliance Communication International Inc., Reliance Communications (Canada) Inc and Reliance Netway Inc. have ceased to be subsidiaries of the company.

4. There were no investors' complaints pending as on July 1, 2004. All the 5,308 complaints received during the quarter were resolved and no complaints were outstanding as on 30th September 2004.

5. The statutory auditors of the Company have carried out a Limited Review of the results for half-year ended 30th September 2004.

6. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 25th October 2004 approved the above results and its release.


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS


RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER 2004

Rs Crores

		Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
		2004	2003	2004	2003	2004 (Audited)
1.	Segment Revenue					
	- Petrochemicals	9,425	7,498	17,567	14,437	30,474
	- Refining	12,980	10,233	25,080	19,605	41,606
	- Others	512	305	1,033	1,160	2,562
	Gross Turnover	22,917	18,036	43,680	35,202	74,642
	Less: Inter Segment / Intra Segment Transfers	5,053	4,234	10,070	7,891	18,171
	Turnover	17,864	13,802	33,610	27,311	56,471
	Less: Excise Duty Recovered on Sales	1,700	1,109	3,166	2,117	4,445
	Net Turnover	16,164	12,693	30,444	25,194	52,026
2.	Segment Results					
	- Petrochemicals	1,041	877	1,927	1,466	3,368
	- Refining	1,249	796	2,363	1,596	3,500
	- Others	276	103	545	269	589
	Total Segment Profit before Interest and Tax	2,566	1,776	4,835	3,331	7,457
	(i) Interest Expense	(434)	(232)	(902)	(581)	(1,439)
	(ii) Interest Income	27	206	92	350	684
	(iii) Other Unallocable Income Net of Expenditure	(41)	(166)	(139)	(90)	(253)
	Profit Before Tax and Extra-ordinary Items	2,118	1,584	3,886	3,010	6,449
	Extra-ordinary Income	-	(31)	-	(107)	(139)
	Profit Before Tax	2,118	1,553	3,886	2,903	6,310
	(i) Provision for Current Tax	(166)	(90)	(297)	(166)	(351)
	(ii) Provision for Deferred Tax	(200)	(200)	(400)	(370)	(790)
	Profit after Tax	1,752	1,263	3,189	2,367	5,169
3.	Capital Employed					
	- Petrochemicals	11,635	12,780	11,635	12,780	11,246
	- Refining	22,643	23,314	22,643	23,314	23,992
	- Others	12,926	3,554	12,926	3,554	15,510
	- Unallocated Corporate	15,256	23,061	15,256	23,061	8,761
	Total Capital Employed	62,460	62,709	62,460	62,709	59,509


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS


RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

Notes to Segment Information for the half-year ended 30th September 2004:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, conducted mainly through associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

   - Oil and Gas
   - Textile
   - Communication
   - Power
   - Finance and Risk management

2. The segment results for the year ended 31st March 2004 are on a consolidated basis.

For Reliance Industries Limited



Anil D Ambani
Vice-Chairman & Managing Director

October 25, 2004


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS


RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS